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                            October 19, 2022

       Brian Doxtator
       Chief Executive Officer
       Commonwealth Thoroughbreds LLC
       1450 North Broadway
       Lexington, Kentucky 40505

                                                        Re: Commonwealth
Thoroughbreds LLC
                                                            Post-Qualification
Amendment No. 5 to Offering Statement on Form 1-A
                                                            Filed October 12,
2022
                                                            File No. 024-11130

       Dear Brian Doxtator:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.





                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Alan K. MacDonald